Istvan Benko • (310) 789-1226 • ibenko@troygould.com	File No. 03424-0001

August 12, 2016

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Suzanne Hayes, Assistant Director

Re:	Lion Biotechnologies, Inc. Registration Statement on Form S-1 Filed July 1, 2016 File No. 333-212373

Ladies and Gentlemen:

By letter dated August 10, 2016, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Lion Biotechnologies, Inc. (the “Company” or “Lion”) with additional comments on the Company’s pre-effective Registration Statement on Form S-1 (the “Registration Statement”). This letter contains the Company’s response to the Staff’s comments.

STAFF’S COMMENT

General

1.           We note the Registration Rights Agreement filed as Exhibit 10.2 to your Current Report on Form 8-K filed on October 31, 2013. Pursuant to Section 2(c)(ii)(B) of the Agreement, you are obligated to pay specified liquidated damages for certain periods during which sales cannot be made pursuant to your Form S-3 (333-192649). Please tell us whether you have incurred any liquidated damages under this Agreement, including the total amount incurred to date and the amount paid to date, if any. Please also revise your future filings to reflect your liability, to the extent applicable.

COMPANY’S RESPONSE

The Company has not incurred any liquidated damages under the Registration Rights Agreement, has not paid any liquidated damages, and does not believe that any liquidated damages are payable. The Company’s determination that no liquidated damages are payable is based on an analysis of both the Registration Rights Agreement and the Warrant to Purchase Common Stock (the “Warrants”) filed as Exhibit 4.1 to the Current Report on Form 8-K filed on October 31, 2013. In addition, counsel for the lead investor that drafted the Registration Rights Agreement and Warrants has concurred with the Company’s determination that no liquidated damages are payable.

Securities and Exchange Commission

August 12, 2016

The Registration Rights Agreement requires the Company to keep the “Registrable Securities” registered for resale. Registrable Securities are defined as the shares of common stock (i) sold in the 2013 private placement, (ii) issuable upon the conversion of the Series A Convertible Preferred Stock, and (iii) issuable upon the exercise of the Warrants (the “Warrant Shares”). The Registration Rights Agreement further provides that a security shall cease to be a Registrable Security upon “…(B) such security becoming eligible for sale without restriction by the Purchasers pursuant to Rule 144.”

Since Registration Statement No. 333-192649 was declared effective in January 2014, most of the shares of common stock that were initially sold to investors in November 2013, as well as most of the shares of common stock issuable upon the conversion of the Series A Preferred sold to such investors, have been re-sold by such investors. The remaining unsold shares of common stock that were issued in November 2013 currently are eligible for sale under Rule 144 because those shares were purchased over two years ago, the Company has filed all of its required reports with the Commission, and those shares are held by non-affiliates. Likewise, any shares of common stock that may have been issued upon the conversion of the Series A Preferred also are eligible for public resale by the selling stockholders under Rule 144 because of the tacking provisions of Rule 144(d)(3)(ii). Accordingly, because the foregoing shares are “eligible for sale without restriction by the Purchasers pursuant to Rule 144,” those shares no longer are “Registrable Securities,” and accordingly no liquidated damages have to be paid with respect to those shares.

The shares of common stock issuable upon the exercise of the remaining Warrants also have ceased being Registrable Securities. Section 1(d) of the Warrants provides that if no current prospectus is available for the resale of the Warrant Shares, then the Warrants may be exercised under the “Cashless Exercise” provisions of the Warrants. Because of the Company’s ineligibility to use Form S-3, Registration Statement No. 333-192649 is not effective and no current prospectus is available. Therefore, the Warrants can now be exercised on a cashless basis. Under the tacking provisions of Rule 144(d)(3)(x), the shares acquired upon a cashless exercise of the Warrants are deemed to have been acquired at the time that the Warrants were acquired (November 2013). Accordingly, the Warrant Shares also can currently be sold under Rule 144 and, therefore, the Warrant Shares also have ceased being “Registrable Securities.”

Securities and Exchange Commission

August 12, 2016

For the foregoing reasons, the Company does not believe that any liquidated damages are payable. Even if the Company had incurred liquidated damages under the Registration Rights Agreement, the amount of such damages to date would not have been material. The liquidated damages, if incurred, would have been 1% of the amount “invested by such Purchaser pursuant to the Purchase Agreement for each 30-day period….” Since investors who purchased units in the 2013 private placement received one share of common stock and one Warrant (with an exercise price of $2.50) for a $2.00 investment, it is not clear how much of the $2.00 purchase price of the units would be allocated to the purchase price of Warrants. However, assuming that the 1% is calculated based on the exercise price of the Warrants, the Company would have been obligated to pay approximately $173,000 of liquidated damages per month, commencing after the 20-day “Allowed Delay” period. Based on the Company’s current financial condition, the Company believes that, had it been required to pay liquidated damages, the amount of such damages to date would not have been material to its financial condition.

* * *

If you have any questions regarding this response, please direct them to the undersigned at the e-mail address or telephone number set forth above.

Very truly yours,

/s/ Istvan Benko
Istvan Benko

IB/wp

M. Henderson